FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-227176

Oi S.A.—In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO ADS HOLDERS

Oi SA—In Judicial Reorganization (“Oi” or “Company”) (NYSE:OIBR.C; OTC: OIBRQ), pursuant to Section 3.1.4 and Section 6 of Judicial Reorganization Plan of Oi and its subsidiaries approved in the General Creditors Meeting and confirmed by the Judicial Reorganization Court, and in accordance with the provisions set forth in article 157, paragraph 4 of Law No. 6,404/76 and with CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on this date, the Company announced the conditions to the Company’s preemptive rights offer (the “Rights Offer”).

The Rights Offer is being made in the United States and elsewhere outside of Brazil pursuant to a Prospectus dated November 13, 2018 that has been filed by Oi with the U.S. Securities and Exchange Commission (the “Prospectus”) in connection with an effective Registration Statement.

Principal Terms of the Rights Offer

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Each holder of the common shares of the Company (“Common Shares”) and/or preferred shares of the Company (“Preferred Shares”) as of 6:00 p.m. (Brasília time) on November 19, 2018 (the “Share Record Date”) will be granted 1.333630 transferable preemptive rights to subscribe for Common Shares (“New Common Shares”) for each Common Share or Preferred Share held by such holder (the “Common Share Rights”).

•	Only whole numbers of Common Share Rights will be issued and all entitlements will be reduced to the next lower number of whole Common Share Rights.

•	Each Common Share Right will entitle its holder to subscribe for one New Common Share at the subscription price of R$1.24 (the “Common Share Subscription Price”) in cash.

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Holders of Common Share Rights will be entitled to exercise Common Share Rights during the period commencing at 10:00 a.m. (Brasília time) on November 22, 2018, and ending at 6:00 p.m. (Brasília time) on December 26, 2018 (the “Share Rights Expiration Time”).

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Each holder of American Depositary Shares, each representing five Common Shares (the “Common ADSs”) as of 5:00 p.m. (New York City time) on November 21, 2018 (the “ADS Rights Record Date”) will be granted 1.333630 transferable preemptive rights to subscribe for Common ADS for each Common ADS held by such holder (“Common ADS Rights”).

•	Each holder of American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”) as of the ADS Rights Record Date will be granted 0.266726 Common ADS Rights.

•	Only whole numbers of Common ADS Rights will be issued and all entitlements will be reduced to the next lower number of whole Common ADS Rights.

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Each Common ADS Right will entitle its holder to subscribe for one Common ADS at the subscription price of the U.S. dollar equivalent of R$6.20 (the “ADS Subscription Price”), which is equal to five times the Common Share Subscription Price of R$1.24, in cash. The exchange rate applied to determine the U.S. dollar equivalent of the ADS Subscription Price will be the exchange rate assigned by The Bank of New York Mellon, as ADS Rights Agent (the “ADS Rights Agent”), which will be around the time the Brazilian custodian of the Common Shares and Preferred Shares underlying the Common ADSs and Preferred ADSs (the “ADS Custodian”) exercises its Common Share Rights.

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To validly subscribe for Common ADSs, you will need to deposit with the ADS Rights Agent, in cash, US$2.03 per Common ADS subscribed or requested (the “ADS Deposit Amount”), which is equal to US$1.69 (the U.S. dollar equivalent of five times the Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on October 26, 2018, the date on which the board of directors of Oi authorized the Rights Offer) per Common ADS subscribed or requested, plus 20% of such amount to cover (1) currency rate fluctuations from October 26, 2018 to the date on which the ADS Rights Agent converts currency in connection with the exercise by the ADS Custodian of the Common Share Rights underlying the Common ADS Rights, (2) the ADS Depositary’s issuance fee of US$0.05 per New Common ADS, and (3) any other applicable fees, expenses or taxes.

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Holders of Common ADS Rights will be entitled to exercise Common ADS Rights during the period commencing at 9:00 a.m. (New York City time) on November 26, 2018, and ending at 5:00 p.m. (New York City time) on December 17, 2018 (the “Common ADS Rights Expiration Time”). Brokers and other securities intermediaries may set their own cutoff dates and times to receive exercise instructions that may be earlier than the Common ADS Rights Expiration Time. Therefore, holders of Common ADS Rights that hold through brokers or other securities intermediaries should contact those brokers or other securities intermediaries to determine the cut-off dates and times that apply to them.

•	Common Share Rights and Common ADS Rights not validly exercised will expire without value and without compensation.

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If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common Share Rights and Common ADS Rights who exercised their Common Share Rights or Common ADS Rights, as the case may be, and manifested their intention to do so will also have the ability to acquire up to all of the New Common Shares not taken up initially in the Rights Offer (the “Excess Common Shares”), or Common ADSs representing the Excess Common Shares, respectively. If requests for subscription for Excess Common Shares (including requests for Excess New Common Shares by the ADS Custodian) exceed the available number of Excess Common Shares, the Excess Common Shares will be allocated in accordance with the pro ration mechanism described in the Prospectus. Fractional entitlements to New Common Shares or New Common ADSs will be reduced to the nearest whole number of New Common shares or New Common ADSs, as the case may be.

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The Common Share Rights will trade on the B3 S.A. – Brasil, Bolsa, Balcão under the trading symbol “OIBR1” during the period from 10:00 a.m. (Brasília time) on November 22, 2018 to 6:00 p.m. (Brasília time) on December 17, 2018.

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The Common ADS Rights will trade “when issued” on the New York Stock Exchange beginning at 9:30 a.m. (New York City time) on November 19, 2018, and the Common ADSs are expected to trade “Ex-Rights” on the New York Stock Exchange beginning at 9:30 a.m. (New York City time) on November 20, 2018. The Common ADS Rights are expected to begin trading for normal settlement on the New York Stock Exchange (NYSE:OIBR RT) at 9:30 a.m. (New York City time) on November 27, 2018. Trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on December 12, 2018.

D.F. King & Co., Inc., the information agent for the Rights Offer (the “Information Agent”) expects to mail Subscription Forms relating to Common ADS Rights to holders of Common ADSs and Preferred ADSs registered directly with the Depositary as of the ADS Rights Record Date on or about November 26, 2018, and those Common ADS Rights will be initially registered directly with The Bank of New York Mellon, as ADS Rights Agent.

The Company expects to deposit Common ADS Rights with respect to Common ADSs and Preferred ADSs held through The Depository Trust Company (“DTC”) as of the ADS Rights Record Date in DTC as soon as practicable after November 26, 2018. Brokers and other securities intermediaries will likely send notices to you shortly thereafter. Inquiries regarding the Rights Offer should be directed to the Information Agent:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: +1 (212) 269-5550

All Others Call: +1 (800) 628-8536

Important Information

The offering of Common Shares and Common ADSs upon the exercise of preemptive rights is being made pursuant to an effective registration statement (including a prospectus) that has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in that registration statement and other documents that Oi has filed with the SEC for more complete information about the company and the offering of Common Shares and Common ADSs upon the exercise of preemptive rights. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus if you request it by calling toll-free 1-800-628-8536.

Special Note regarding Forward-looking Statements:

This Notice to ADS Holders contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.